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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

15 October 2002

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒ Form 40-F  ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

        This report of Form 6-K contains the following press releases:

  •
  TPG receives UK interim licence to deliver bulk mail, dated 24 September 2002; and

  •
  TPG expands partnership with CTT Correios (Portuguese Post Office), dated 3 October 2002.

Amsterdam, the Netherlands, 24 September 2002

TPG receives UK interim licence to deliver bulk mail

        Mail, Express and Logistics company TPG N.V. has announced today that its subsidiary TPG Post UK Limited has received an interim licence to provide bulk mail and consolidation services in the UK market. The interim licence will enable TPG Post UK to start a pilot service. TPG Post UK has also applied for a full-term licence, which the company expects to receive in 2003.

        TPG intends to provide services to large companies, publishers, mailing houses and direct marketers who need a reliable, competitively priced service. The company will target customers with large individual mailings of over 4,000 items.

        TPG already holds an interim licence via TNT UK Limited which has also today been extended to allow it to provide off-site mailroom services and internal mail services to other customers. TNT UK Limited has also applied for a full-term licence.

        Peter Bakker, CEO for TPG N.V., says that: "Being granted this interim licence is a part of our strategy to become the first pan-European mail company, with a presence in every European market. As the UK mail market is the second largest in Europe, it is an interesting market for TPG Post."

        TPG already has a strong presence in the UK, with around 18,000 employees in its mail, express and logistics operations. It already operates in the UK mail distribution market with unaddressed mail delivery services, as well as value-added services in data and document management.

Amsterdam, the Netherlands, 3 October 2002

TPG EXPANDS PARTNERSHIP WITH
CTT CORREIOS (PORTUGUESE POST OFFICE)

        Mail, Express and Logistics company TPG N.V. announced that through its division TNT Express, it has today signed a 5-year agreement with Postlog, the express division of CTT CORREIOS (the Portuguese Post Office). The agreement will provide co-branded worldwide express delivery products via the PostLog sales organisation in Portugal.

        The deal extends a relationship between the two companies which began three years ago when Postlog began using a small selection of TNT services to European destinations. A letter of intent was signed last year to develop the partnership further and the result today is that Postlog customers will now have access to TNT's entire global network, to two extra time-definite service options—before 0900 and before noon deliveries—and to TNT's full range of Track and Trace options.

        The joint services will be piloted from Monday October 7th until the end of 2002 in an area around the cities of Braga and Guimares via a dedicated sales team and 17 postal outlets. By the end of 2003 jointly developed services will be available throughout the country.

        The agreement is the 5th postal partnership announced by TNT in the last 12 months, following the deals signed with the post offices of Chile, Romania, Indonesia and Korea.

        Fernando Melo, Country General Manager TNT Portugal said: "We are delighted to be partnering with such a well-regarded organisation as Postlog and I believe this is a true 'win-win' agreement for both of us. Each party in the deal avoids the costs of setting up its own fixed network, TNT improves its brand awareness in a growing market and most important of all, customers enjoy more choice and better service levels."

        Louis Phillipe, Managing Director of PostLog, added: "We chose TNT Express as our partner because of their expertise, experience and thoroughly professional approach. The length of the deal reflects our confidence in TNT and our commitment to delivering sustainable customer satisfaction."

About TPG

        TPG with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. It employs over 143,000 people in 60 countries and serves over 200 countries. The company reported sales of € 11.2 billion in 2001, which have grown by 4.2% in the first half of 2002. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.
By:	/s/ TANNO MASSAR Name: Tanno Massar Title: Director TPG Media Relations

Date: 15 October 2002

QuickLinks

  Explanatory note
TPG receives UK interim licence to deliver bulk mail
TPG EXPANDS PARTNERSHIP WITH CTT CORREIOS (PORTUGUESE POST OFFICE)
  About TPG
SIGNATURES